UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2015
Commission file number: 000-30910

O2MICRO INTERNATIONAL LIMITED
(Translation of registrant’s name into English)

Grand Pavilion Commercial Centre, West Bay Road
P.O. Box 32331 SMB, George Town
Grand Cayman, Cayman Islands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

O2Micro International Limited (the “Company”) established Friday, July 17, 2015 as the date of the Company’s 2015 annual general meeting (the “2015 Annual General Meeting”). This Form 6-K does not constitute notice of the 2015 Annual General Meeting. A formal notice of the 2015 Annual General Meeting will be distributed with the Company’s proxy statement for the 2015 Annual General Meeting and contain the time and location of the meeting as well as the names of nominees for election to the Board of Directors intended to be presented by the Directors for election at the meeting. The Company has established Monday, May 18, 2015 as the date for mailing the proxy statement of the Company.

In accordance with the requirements set forth in the Company’s Amended and Restated Articles of Association (the “Articles of Association”), in order for business or director nominations to be considered, such business or nomination must be delivered to or mailed and received by the Secretary of the Company in writing by April 3, 2015.  All business or director nominations must be sent to the attention of the Secretary of the Company at the principal executive office. Such business or director nominations must comply with Article 93 and Article 94 of the Articles of Association.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

O2Micro International Limited (Registrant)
Date: March 30, 2015	/s/ STERLING DU Sterling Du Chief Executive Officer